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EMBRAER REPORTS THIRD QUARTER DELIVERIES
AND TOTAL COMPANY BACKLOG


Sao Jose dos Campos, October 16, 2002 - Embraer (NYSE: ERJ; BOVESPA: EMBR3 and EMBR4) today announced third quarter 2002 and nine months jet deliveries and backlog for its Airline, Corporate Jet & Governmental Transportation markets.

The deliveries by segment were as follows:

--------------------------------------------------------------------------------
          Deliveries By Segment             3rd Quarter          Nine months
--------------------------------------------------------------------------------
                                                2002                2002
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Airline Market
--------------------------------------------------------------------------------
    ERJ 135                                      -                    1
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    ERJ 140                                      10                  30
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    ERJ 145                                      18                  54
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Total Airline Market                             28                  85
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Corporate Jet Market
--------------------------------------------------------------------------------
    Legacy Executive                             1                    3
--------------------------------------------------------------------------------
Total Corporate Jet Market                       1                    3
--------------------------------------------------------------------------------

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Defense (*)
--------------------------------------------------------------------------------
    Legacy Executive                             1                    1
--------------------------------------------------------------------------------
    EMB145                                       -                    1
--------------------------------------------------------------------------------
Total Defense                                    1                    2
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Total                                            30                  90
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         (*) Includes only deliveries for governmental transportation.

Embraer continues to expect delivering 135 jets during 2002, which will represent 45 deliveries during the fourth quarter 2002.


Embraer's firm order backlog as of September 30, 2002, including defense was US$
9.5 billion. Total backlog, including options, reached US$ 22.6 billion. These amounts include primarily cancellations of ERJ135 aircraft from one customer from Africa.


The above mentioned backlog does not include the sales of US$ 510


                                                                               1
Embraer - Av. Brig. Faria Lima, 2170 - 12227-901 - Sao Jose dos Campos - SP - Brasil
Embraer - Australia - 13-15 Melrose Court - Tullamarine, Melbourne - Victoria - 3043 - Australia
Embraer - China - 1, Jian Guo Men Wai Avenue, Suite 3617 - China World Trade Tower I - Chaoyang District, Beijing 100004 - People's Republic of China
Embraer - France - Aeroport du Bourget - Zone d'Aviation d'Affaires - 93352 - Le Bourget - France
Embraer - Singapore - 391 B Orchard Road # 15 - 01 - Ngee Ann City - Tower B - 238874 - Singapore
Embraer - USA - 276 South West 34th street - Fort Lauderdale - Florida - 33315 - U.S.A.

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                                                           www.embraer.com

million in firm order and US$ 410 million in options already announced to Alitalia and Jet Airways, as these contracts are still being finalized.


Embraer's backlog as of September 30, 2002 by product was as follows:




--------------------------------------------------------------------------------
        Product              Firm Order    Options    Deliveries   Firm Order
                                                                     Backlog
--------------------------------------------------------------------------------
Airline Market
--------------------------------------------------------------------------------
    ERJ 135                     122          06           89           33
--------------------------------------------------------------------------------
    ERJ 140                     174          45           52           122
--------------------------------------------------------------------------------
    ERJ 145                     581          302         446           135
--------------------------------------------------------------------------------
    EMBRAER 170                  82          130          -            82
--------------------------------------------------------------------------------
    EMBRAER 195                  30          72           -            30
--------------------------------------------------------------------------------
Total Airline Market            989          555         587           402
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Corporate Jet Market
--------------------------------------------------------------------------------
    Legacy Executive             41          35           3            38
--------------------------------------------------------------------------------
    Legacy Shuttle               25          50           -            25
--------------------------------------------------------------------------------
    EMB 135/145                  7            6           7             -
--------------------------------------------------------------------------------
Total Corporate Jet Market       73          91           10           63
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Defense (*)
--------------------------------------------------------------------------------
    Legacy Executive             1            1           1             -
--------------------------------------------------------------------------------
    EMB 135 / 145                4            -           4             -
--------------------------------------------------------------------------------
Total Defense                    5            1           5             -
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Total                          1.067         647         602           465
--------------------------------------------------------------------------------

(*) Includes only deliveries for governmental transportation.

                                     # # # #






                                                                               2
Embraer - Av. Brig. Faria Lima, 2170 - 12227-901 - Sao Jose dos Campos - SP - Brasil
Embraer - Australia - 13-15 Melrose Court - Tullamarine, Melbourne - Victoria - 3043 - Australia
Embraer - China - 1, Jian Guo Men Wai Avenue, Suite 3617 - China World Trade Tower I - Chaoyang District, Beijing 100004 - People's Republic of China
Embraer - France - Aeroport du Bourget - Zone d'Aviation d'Affaires - 93352 - Le Bourget - France
Embraer - Singapore - 391 B Orchard Road # 15 - 01 - Ngee Ann City - Tower B - 238874 - Singapore
Embraer - USA - 276 South West 34th street - Fort Lauderdale - Florida - 33315 - U.S.A.

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                                                           www.embraer.com

General Information
-------------------

Embraer is one of the world's leading manufacturers of commercial aircraft with a global customer base. Embraer is headquartered in Sao Jose dos Campos, state of Sao Paulo, with regional offices in the United States, Europe and Asia. Customer service centers in Australia, France and the United States, and a total workforce of 12,161 people at September 30, 2002. Embraer -Empresa Brasileira de Aeronautica S.A. was Brazil's largest exporter from 1999 until 2001 and second largest in 2002. In September 30, 2002, its backlog for firm orders amounts to US$ 9.5 billion and the total amounts to US$ 22.6 billion, including in options.

Embraer has 32 years of experience in designing, developing, manufacturing, selling and providing after sales support to aircraft aimed for the world airline, defense and more recently to the corporate markets.

IR Contacts
-----------

Gustavo Poppe - IR Manager
Milene Petrelluzzi - IR Analyst
Paulo Ferreira - IR Analyst
Phone : +55 12 3927 1216
Fax : + 55 12 3922 6070
e-mail : mercapit@embraer.com.br
         -----------------------



--------------------------------------------------------------------------------

This press release includes forward-looking statements or statements about events or circumstances which have not occurred. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: general economic, political and business conditions, both in Brazil and in our markets; anticipated trends in our industry; our expenditure plans; our ability to develop and deliver our products on a timely basis; and existing and future governmental regulation.

The words "believes," "may," "will," "estimates," "continues," "anticipates," "intends," "expects" and similar words are intended to identify forward-looking statements. We undertake no obligations to update publicly or revise any forward-looking statements because of new information, future events or other factors. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this press release might not occur. Our actual results could differ substantially from those anticipated in our forward-looking statements.

--------------------------------------------------------------------------------


                                                                               3
Embraer - Av. Brig. Faria Lima, 2170 - 12227-901 - Sao Jose dos Campos - SP - Brasil
Embraer - Australia - 13-15 Melrose Court - Tullamarine, Melbourne - Victoria - 3043 - Australia
Embraer - China - 1, Jian Guo Men Wai Avenue, Suite 3617 - China World Trade Tower I - Chaoyang District, Beijing 100004 - People's Republic of China
Embraer - France - Aeroport du Bourget - Zone d'Aviation d'Affaires - 93352 - Le Bourget - France
Embraer - Singapore - 391 B Orchard Road # 15 - 01 - Ngee Ann City - Tower B - 238874 - Singapore
Embraer - USA - 276 South West 34th street - Fort Lauderdale - Florida - 33315 - U.S.A.